UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2011
001-33444
(Commission File Number)

Eurand N.V.
(Translation of registrant’s name into English)
Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
     On February 11, 2011, Axcan Intermediate Holdings, Inc. announced the completion of the tender offer of Eurand N.V. (“Eurand”) by Axcan Pharma Holding B.V. (“Axcan”), the commencement of a subsequent offering period, and the sale by Eurand of all or substantially all of the assets of Eurand (including the shares of its subsidiaries) to Axcan or one or more of its designees for aggregate consideration equal to (i) a note payable (the “Note Payable”) from Axcan or one or more of its designees in an aggregate principal amount equal to $12.00 multiplied by the total number of outstanding ordinary shares of Eurand, par value €0.01 per share, as of the completion of the tender offer (which Note Payable shall be prepayable without penalty or premium), and (ii) the assumption by Axcan or its designees of all liabilities and obligations of Eurand, whether actual, contingent or otherwise, including the express assumption of all contractual obligations (and also including the related obligation of Axcan or its designees to fully indemnify and hold harmless Eurand with respect to all such assumed liabilities and obligations).
     The information in this 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 11, 2011

EURAND N.V. (Registrant)
By:	/s/ Manya S. Deehr
Manya S. Deehr
Chief Legal Officer and Secretary